Exhibit 99.1

ALLERGAN REPORTS SECOND QUARTER 2014 OPERATING RESULTS

(IRVINE, Calif., July 21, 2014) — Allergan, Inc. (NYSE: AGN) today announced operating results for the quarter ended June 30, 2014. Allergan also announced that its Board of Directors has declared a second quarter dividend of $0.05 per share, payable on September 5, 2014 to stockholders of record on August 15, 2014.

Operating Results Attributable to Stockholders from Continuing Operations

For the quarter ended June 30, 2014:

•	Allergan reported $1.37 diluted earnings per share attributable to stockholders compared to $1.17 diluted earnings per share attributable to stockholders for the second quarter of 2013.

•

Allergan reported $1.51 non-GAAP diluted earnings per share attributable to stockholders compared to $1.22 non-GAAP diluted earnings per share attributable to stockholders for the second quarter of 2013, a 23.8 percent increase.

Product Sales

For the quarter ended June 30, 2014:

•	Allergan reported $1,827.3 million total product net sales. Total product net sales increased 15.9 percent compared to total product net sales in the second quarter of 2013.

•	Total specialty pharmaceuticals net sales increased 13.2 percent, or 13.7 percent on a constant currency basis, compared to total specialty pharmaceuticals net sales in the second quarter of 2013.

•	Total core medical devices net sales increased 25.8 percent, or 26.1 percent on a constant currency basis, compared to total core medical devices net sales in the second quarter of 2013.

•

Total specialty pharmaceuticals and core medical devices net sales, which exclude sales from the transition services agreements related to the sale of the obesity intervention business unit, increased 15.1 percent, or 15.5 percent on a constant currency basis, compared to total specialty pharmaceuticals and core medical devices net sales in the second quarter of 2013.

“With continuing strong momentum, Allergan recorded the strongest increase in absolute dollar sales in any quarter in our history, and again delivered sales and earnings per share growth above the high end of our expectations,” said David E.I. Pyott, Allergan’s Chairman of the Board and Chief Executive Officer. “Furthermore, we are pleased with the progression of key clinical programs into Phase 3 as well as the recent FDA approval of OZURDEX® for Diabetic Macular Edema.”

Product and Pipeline Update

During the second quarter of 2014:

•

On May 1, 2014, Allergan announced that BOTOX® (Botulinum Toxin Type A) received a positive opinion from the Irish Medicines Board serving as reference member state in the mutual recognition procedure (MRP) for the treatment of focal spasticity of the ankle in adult post stroke patients. To date this has led to Marketing Authorisations in 10 of the 14 European countries involved in the MRP and marks a key milestone in bringing this treatment to stroke survivors across Europe who are suffering from lower limb spasticity.

•

On May 15, 2014, Allergan announced that Agence Nationale du Securite du Medicament et des Produits de Santé (ANSM) has extended the Marketing Authorisation for BOTOX® (Botulinum Toxin Type A) to include the treatment of idiopathic overactive bladder (OAB) associated with symptoms including 3 urgency urinary incontinence episodes within 3 days, urinary frequency defined as 8 or more voids/day in adult patients who don’t respond to anticholinergic medication (after 3 months of treatment) or are intolerant to anticholinergic medication and not responding to a well-controlled physiotherapy. This is the eighth indication for BOTOX® in France and marks another key milestone in bringing this innovative treatment to patients suffering from the symptoms of OAB. BOTOX® is the only botulinum toxin indicated for the management of bladder dysfunctions in France.

•

On June 10, 2014, the Court of Appeals for the Federal Circuit reversed a ruling of the U.S. District Court for the Middle District of North Carolina, and found U.S. patent numbers 7,351,404 and 7,388,029, which cover LATISSE®, to be invalid. As of today, none of the Abbreviated New Drug Applications (ANDA) filed by the generic applicants have received approval from the U. S. Food and Drug Administration (FDA). A companion case against the generic applicants involving U.S. patent numbers 8,038,988, 8,101,161 and 8,263,054, which also cover LATISSE®, is currently pending in U.S. District Court for the Middle District of North Carolina.

•

On June 13, 2014, the Canadian Federal Court ruled in favor of Allergan in patent infringement applications against Apotex Inc. and Cobalt Pharmaceuticals Company, a subsidiary of Actavis plc, issuing orders prohibiting Health Canada from approving generic drug applications on LUMIGAN® (bimatoprost ophthalmic solution) 0.01% until the expiration of Canadian patent number 2,585,691 in 2026.

•

On June 30, 2014 Allergan announced completion of the topline analysis of data from its Stage 3, Phase 2 study of abicipar pegol (Anti-VEGF DARPin®) in neovascular, or “wet,” age-related macular degeneration (AMD). These data along with data from previous studies were reviewed with the FDA at an end of a Phase 2 meeting where the FDA supported Allergan’s decision to advance abicipar pegol to Phase 3 clinical trials and agreed with the proposed Phase 3 study plan. The complete data from the Stage 3, Phase 2 study will be presented at the American Association of Retinal Specialists in San Diego, California from August 10, 2014 to August 13, 2014.

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On June 30, 2014, Allergan announced completion of the review of data from its Phase 2 clinical trials of bimatoprost sustained-release implant for the treatment of elevated intraocular pressure and glaucoma. Patients in this trial received a bimatoprost sustained-release implant in one eye and topical bimatoprost in the contralateral eye. The data suggests that bimatoprost sustained-release implant efficacy is comparable to daily topical bimatoprost with duration of 4 to 6 months. Allergan has shared the bimatoprost sustained-release implant data with the FDA and the FDA is supportive of the company’s decision to advance to Phase 3 clinical trials. Allergan expects to initiate the Phase 3 clinical trials by the end of 2014.

•

On June 30, 2014, Allergan announced receipt of approval from the FDA for OZURDEX® (dexamethasone intravitreal implant) 0.7 mg as a new treatment option for diabetic macular edema (DME) in adult patients who have an artificial lens implant (pseudophakic) or who are scheduled for cataract surgery (phakic). OZURDEX® is a sustained-release biodegradable steroid implant that demonstrated long-term efficacy without the need for monthly injections.

•

On June 30, 2014, Allergan announced receipt of a Complete Response Letter (CRL) from the FDA to its New Drug Application (NDA) for SEMPRANA™ (dihydroergotamine), formerly referred to as LEVADEX®, which is being developed as an acute treatment of migraine in adults. In the CRL, the FDA acknowledged that Allergan has made improvements in the canister filling process. The two specific items listed in the CRL are related to specifications around content uniformity on the improved canister filling process and on standards for device actuation. There were no issues related to the clinical safety and efficacy of the product and Allergan received draft labeling from the FDA for the product in June 2013. Allergan plans to meet with the FDA and will work to fully address these issues to the satisfaction of the FDA. The Company estimates that the next FDA action will occur by the end of the second quarter of 2015.

Stockholder Value Enhancements

As part of an ongoing effort to improve efficiency and productivity which will further increase stockholder value, Allergan recently completed a global review of its structures and processes, portfolio of research and development projects and marketed products, and its geographies in an effort to prioritize the highest value investments. This will deliver enhanced non-GAAP diluted earnings per share (EPS) growth and thus increased stockholder value.

As a result of this review, Allergan will restructure its operations and processes as follows:

•

Allergan will execute a restructuring in the remainder of 2014 that it estimates will deliver annual pre-tax savings of approximately $475 million in calendar year 2015 as compared to previously communicated 2015 expectations. Such savings will come from efficiencies and reductions in spend across the commercial organization, general and administrative functions, manufacturing and the research and development organization.

•

Allergan will achieve these synergies by focusing resources on the highest value opportunities, streamlining its organizational structure, simplifying processes and interfaces, optimizing site footprints, and enhancing strategic sourcing of goods and services.

•

As part of the restructuring, Allergan will reduce its workforce by approximately 1,500 employees, or approximately 13 percent of its current global headcount, and eliminate an additional approximately 250 vacant positions.

•

The restructuring will be conducted consistent with Allergan’s model of driving high quality earnings growth through a customer-centric focus on net sales growth and ensuring that Allergan maintains an innovation-focused research and development pipeline to deliver sustained long-term growth. Hence, approximately 94% of all customer-facing personnel are unaffected by the restructuring. All pharmaceutical research and development programs in the clinic will continue, and any reductions in discovery programs will not impact approvals within the strategic plan period.

•	Additional strategic options are available including business development / acquisitions and capital return.

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Allergan reconfirms its aspiration of double digit sales growth across the strategic plan period (2014 through 2019), as the planned reductions in selling, general and administrative expenses and reduced focus on lower-value spend will have only a modest impact on the net sales growth.

•	Allergan’s strategic plan (2014 through 2019) is expected to deliver a compounded annual growth rate of greater than 20% EPS growth.

•	Allergan estimates 2014 EPS between $5.74 and $5.80.

•	Allergan estimates 2015 EPS between $8.20 and $8.40.

•	Allergan estimates 2016 EPS at approximately $10.00.

•

Allergan currently estimates that it will incur total non-recurring pre-tax charges of between $375 million and $425 million in connection with the restructuring and other costs, of which $65 million to $75 million will be a non-cash charge associated with the acceleration of previously unrecognized share-based compensation costs and certain other non-cash accounting adjustments. The restructuring charges and other costs will primarily consist of employee severance and other one-time termination benefits, facility lease and other contract terminations, accelerated depreciation and asset write-downs, accelerated equity-based compensation, temporary labor and duplicate operating expenses. These non-recurring charges will be incurred beginning in the third quarter of 2014 and are expected to continue through the second quarter of 2015.

Unsolicited Proposal from Valeant

•

On April 22, 2014, Allergan confirmed receipt of an unsolicited proposal from Valeant Pharmaceuticals International, Inc. (Valeant) to acquire all outstanding shares of Allergan’s common stock. Allergan also confirmed receipt of revised unsolicited proposals from Valeant on May 28 and May 30, 2014. Allergan’s Board of Directors, in consultation with its financial and legal advisors, have unanimously rejected each of these unsolicited proposals, concluding that each substantially undervalues Allergan, creates significant risks and uncertainties for the stockholders of Allergan, and is not in the best interests of the Company and its stockholders.

•

On June 18, 2014, Valeant commenced an exchange offer (the Offer) by filing a Schedule TO and Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (SEC). Pursuant to the terms of the Offer, Valeant proposes to purchase each outstanding share of Allergan common stock, at the election of the holder, for 0.83 common shares of Valeant and $72.00 in cash, or an equal amount of cash or number of shares of Valeant common stock, in each case subject to proration. The Offer is not an all-cash offer.

•

On June 23, 2014, Allergan’s Board of Directors issued its recommendation that Allergan stockholders reject the Offer and not tender their Allergan shares pursuant to the Offer. The Allergan Board of Directors issued this recommendation after careful consideration, in consultation with its financial and legal advisors, and unanimously concluded that the Offer is grossly inadequate, substantially undervalues Allergan, creates significant risks and uncertainties for Allergan stockholders and is not in the best interests of Allergan and its stockholders. Allergan filed this recommendation with the SEC on Schedule 14D-9.

Outlook

For the full year of 2014, Allergan expects:

•

Total product net sales between $6,900 million and $7,050 million, excluding any future anticipated revenue from the transition services agreements related to the sale of the obesity intervention business.

•	Total specialty pharmaceuticals net sales between $5,865 million and $5,975 million.

•	Total core medical devices net sales between $1,010 million and $1,050 million.

•	ALPHAGAN® franchise product net sales between $460 million and $480 million.

•	LUMIGAN® franchise product net sales between $600 million and $620 million.

•	RESTASIS® product net sales between $1,040 million and $1,070 million.

•	BOTOX® product net sales between $2,200 million and $2,280 million.

•	LATISSE® product net sales at approximately $100 million.

•	Breast aesthetics product net sales between $400 million and $420 million.

•	Facial aesthetics product net sales between $610 million and $630 million.

•	Non-GAAP cost of sales to product net sales ratio at approximately 12.5%.

•	Non-GAAP other revenue at approximately $100 million.

•	Non-GAAP selling, general and administrative expenses to product net sales ratio between 37% and 38%.

•	Non-GAAP research and development expenses to product net sales ratio at approximately 16.5%.

•	Non-GAAP diluted earnings per share attributable to stockholders between $5.74 and $5.80.

•	Diluted shares outstanding at approximately 304 million.

•	Effective tax rate on non-GAAP earnings between 26% and 27%.

For the third quarter of 2014, Allergan expects:

•

Total product net sales between $1,675 million and $1,750 million, excluding any future anticipated revenue from the transition services agreements related to the sale of the obesity intervention business.

•	Non-GAAP diluted earnings per share attributable to stockholders between $1.44 and $1.47.

In this press release, Allergan reports certain historical and expected non-GAAP results, including earnings attributable to Allergan, Inc., non-GAAP basic and diluted earnings per share attributable to stockholders as well as non-GAAP other revenue, non-GAAP cost of sales, non-GAAP selling, general and administrative expenses, non-GAAP research and development expenses, non-GAAP amortization of intangible assets, non-GAAP impairment of intangible assets and related costs, non-GAAP restructuring charges, non-GAAP interest expense, non-GAAP other, net, non-GAAP earnings before income taxes from continuing operations, non-GAAP provision for income taxes, non-GAAP earnings from discontinued operations, non-GAAP loss on sale of discontinued operations, non-GAAP net earnings and non-GAAP net sales reported in constant currency. Non-GAAP financial measures are reconciled to the most directly comparable GAAP financial measure in the financial tables of this press release and the accompanying footnotes. The information that accompanies the financial tables of this press release also includes an explanation of why Allergan uses these non-GAAP financial measures, certain limitations associated with the use of these non-GAAP financial measures, the manner in which Allergan management compensates for those limitations, and the reasons why Allergan management believes that these non-GAAP financial measures provide useful information to investors.

Forward-Looking Statements

This press release contains “forward-looking statements,” including but not limited to the statements by Mr. Pyott and other statements regarding pending legal proceedings and product development and approval, including the initiation of Phase 3 trials for bimatoprost sustained-release implant for the treatment of elevated intraocular pressure and glaucoma and next FDA action related to SEMPRANA™, as well as Allergan’s earnings per share, product net sales, revenue forecasts and any other statements that refer to Allergan’s expected, estimated or anticipated future results. Because forecasts are inherently estimates that cannot be made with precision, Allergan’s performance at times differs materially from its estimates and targets, and Allergan often does not know what the actual results will be until after the end of the applicable reporting period. Therefore, Allergan will not report or comment on its progress during a current quarter except through public announcement. Any statement made by others with respect to progress during a current quarter cannot be attributed to Allergan.

All forward-looking statements in this press release reflect Allergan’s current analysis of existing trends and information and represent Allergan’s judgment only as of the date of this press release. Actual results may differ materially from current expectations based on a number of factors affecting Allergan’s businesses, including, among other things, the following: changing competitive, market and regulatory conditions; Allergan’s ability to obtain and maintain adequate protection for its intellectual property rights; the timing and uncertainty of the results of both the research and development and regulatory processes; domestic and foreign health care and cost containment reforms, including government pricing, tax and reimbursement policies; technological advances and patents obtained by competitors; the performance, including the approval, introduction, and consumer and physician acceptance of new products and the continuing acceptance of currently marketed products; the effectiveness of advertising and other promotional campaigns; the timely and successful implementation of strategic initiatives; the results of any pending or future litigation, investigations or claims; the uncertainty associated with the identification of and successful consummation and execution of external corporate development initiatives and strategic partnering transactions; and Allergan’s ability to obtain and successfully maintain a sufficient supply of products to meet market demand in a timely manner. In addition, U.S. and international economic conditions, including higher unemployment, political instability, financial hardship, consumer confidence and debt levels, taxation, changes in interest and currency exchange rates, international relations, capital and credit availability, the status of financial markets and institutions, fluctuations or devaluations in the value of sovereign government debt, as well as the general impact of continued economic volatility, can materially affect Allergan’s results. Therefore, the reader is cautioned not to rely on these forward-looking statements. Allergan expressly disclaims any intent or obligation to update these forward-looking statements except as required to do so by law.

Additional information concerning the above-referenced risk factors and other risk factors can be found in press releases issued by Allergan, as well as Allergan’s public periodic filings with the U.S. Securities and Exchange Commission, including the discussion under the heading “Risk Factors” in Allergan’s 2013 Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q. Copies of Allergan’s press releases and additional information about Allergan are available at www.allergan.com or you can contact the Allergan Investor Relations Department by calling 714-246-4636.

Important Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Allergan has filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with the SEC that has been mailed to Allergan’s stockholders. In addition, Allergan has filed a preliminary solicitation statement with the SEC on June 16, 2014, as amended on July 15, 2014, and intends to file a definitive solicitation statement. Any definitive solicitation statement will be mailed to Allergan’s stockholders. INVESTORS AND STOCKHOLDERS OF ALLERGAN ARE ENCOURAGED TO READ THESE AND ANY OTHER RELEVANT DOCUMENTS THAT THE COMPANY MAY FILE WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents as they become available and any other documents filed with the SEC by Allergan at the SEC’s website at www.sec.gov. In addition, copies will also be available at no charge at the Investors section of Allergan’s website at www.allergan.com. Copies of these materials may also be requested from Allergan’s information agent, Innisfree M&A Incorporated, toll-free at 877-800-5187.

Allergan, its directors and certain of its officers and employees are participants in solicitations of Allergan stockholders. Information regarding the names of Allergan’s directors and executive officers and their respective interests in Allergan by security holdings or otherwise is set forth in Allergan’s proxy statement for its 2014 annual meeting of stockholders, filed with the SEC on March 26, 2014, as supplemented by the proxy information filed with the SEC on April 22, 2014. Additional information can be found in Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 25, 2014 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 7, 2014. To the extent holdings of Allergan’s securities have changed since the amounts printed in the proxy statement for the 2014 annual meeting of stockholders, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC.

About Allergan, Inc.

Allergan is a multi-specialty health care company established more than 60 years ago with a commitment to uncover the best of science and develop and deliver innovative and meaningful treatments to help people reach their life’s potential. Today, we have approximately 11,700 highly dedicated and talented employees, global marketing and sales capabilities with a presence in more than 100 countries, a rich and ever-evolving portfolio of pharmaceuticals, biologics, medical devices and over-the-counter consumer products, and state-of-the-art resources in R&D, manufacturing and safety surveillance that help millions of patients see more clearly, move more freely and express themselves more fully. From our beginnings as an eye care company to our focus today on several medical specialties, including eye care, neurosciences, medical aesthetics, medical dermatology, breast aesthetics and urologics, Allergan is proud to celebrate more than 60 years of medical advances and proud to support the patients and physicians who rely on our products and the employees and communities in which we live and work. For more information regarding Allergan, go to: www.allergan.com.

Allergan Contacts

Jim Hindman (714) 246-4636 (investors)

Joann Bradley (714) 246-4766 (investors)

David Nakasone (714) 246-6376 (investors)

Bonnie Jacobs (714) 246-5134 (media)

Cathy Taylor (714) 246-5551 (media)

® and ™ marks owned by Allergan, Inc.

DARPin is a registered trademark of Molecular Partners AG

ALLERGAN, INC.

Condensed Consolidated Statements of Earnings and

Reconciliation of Non-GAAP Adjustments

(Unaudited)

	Three months ended
In millions, except per share amounts		June 30, 2014				June 30, 2013
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Revenues
Product net sales	$1,827.3	$—		$1,827.3	$1,577.0	$—		$1,577.0
Other revenues	36.9	(9.7	)(a)	27.2	20.7	—		20.7

	1,864.2	(9.7)		1,854.5	1,597.7	—		1,597.7
Operating costs and expenses
Cost of sales (excludes amortization of intangible assets)	222.2	(0.9	)(b)	221.3	199.1	(0.1	)(l)	199.0
Selling, general and administrative	718.9	(35.1	)(b)(c)(d)(e)(f)	683.8	609.9	(4.2	)(l)(m)(n)	605.7
Research and development	288.7	(0.6	)(b)	288.1	266.5	(0.7	)(n)	265.8
Amortization of intangible assets	28.0	(26.4	)(g)	1.6	29.0	(27.6	)(g)	1.4
Restructuring charge reversal	(1.5)	1.5	(h)	—	—	—		—

Operating income	607.9	51.8		659.7	493.2	32.6		525.8

Non-operating income (expense)
Interest income	2.4	—		2.4	2.0	—		2.0
Interest expense	(19.7)	0.4	(i)	(19.3)	(20.0)	0.1	(i)	(19.9)
Other, net	(16.2)	10.9	(j)	(5.3)	11.2	(11.3	)(o)(p)	(0.1)

	(33.5)	11.3		(22.2)	(6.8)	(11.2)		(18.0)

Earnings from continuing operations before income taxes	574.4	63.1		637.5	486.4	21.4		507.8

Provision for income taxes	156.0	21.2	(k)	177.2	132.4	5.5	(q)	137.9

Earnings from continuing operations	418.4	41.9		460.3	354.0	15.9		369.9

Earnings from discontinued operations, net of income tax expense of $3.7 million	—	—		—	7.2	(7.2	)(r)	—

Net earnings	418.4	41.9		460.3	361.2	8.7		369.9

Net earnings attributable to noncontrolling interest	1.2	—		1.2	1.3	—		1.3

Net earnings attributable to Allergan, Inc.	$417.2	$41.9		$459.1	$359.9	$8.7		$368.6

Basic earnings per share attributable to Allergan, Inc. stockholders:
Continuing operations	$1.40			$1.54	$1.19			$1.25
Discontinued operations	—			—	0.03			—

Net basic earnings per share attributable to Allergan, Inc. stockholders	$1.40			$1.54	$1.22			$1.25

Diluted earnings per share attributable to Allergan, Inc. stockholders:
Continuing operations	$1.37			$1.51	$1.17			$1.22
Discontinued operations	—			—	0.02			—

Net diluted earnings per share attributable to Allergan, Inc. stockholders	$1.37			$1.51	$1.19			$1.22

Weighted average number of common shares outstanding:
Basic	297.6			297.6	296.0			296.0
Diluted	303.9			303.9	301.3			301.3

Selected ratio as a percentage of product net sales

Cost of sales (excludes amortization of intangible assets)	12.2%			12.1%	12.6%			12.6%
Selling, general and administrative	39.3%			37.4%	38.7%			38.4%
Research and development	15.8%			15.8%	16.9%			16.9%

(a)	Sales milestone revenue associated with a license agreement with Senju Pharmaceutical Co., Ltd. (Senju)
(b)	Expenses related to the realignment of various business functions of $2.5 million, consisting of cost of sales of $0.9 million, selling, general and administrative expenses of $1.0 million and research and development expenses of $0.6 million
(c)	Costs of $30.2 million associated with the Allergan Board of Directors’ consideration and rejection of an unsolicited proposal from Valeant Pharmaceuticals International, Inc. (Valeant) to acquire all of the outstanding shares of Allergan, consisting primarily of investment banker fees, legal fees, public relation costs, accounting services and other costs
(d)	Expenses from changes in fair value of contingent consideration of $3.7 million and a $0.1 million reversal of integration and transaction costs associated with business combinations
(e)	Transaction costs of $0.2 million associated with a license agreement with Medytox, Inc. for technology that has not achieved regulatory approval
(f)	Transaction costs of $0.1 million associated with an acquired in-process research and development asset for technology that has not achieved regulatory approval
(g)	Amortization of certain intangible assets related to business combinations, asset acquisitions and product licenses
(h)	Net restructuring charge reversal
(i)	Interest expense associated with changes in estimated taxes related to uncertain tax positions included in prior year filings
(j)	Unrealized loss on the mark-to-market adjustment to derivative instruments
(k)	Total tax effect for non-GAAP pre-tax adjustments
(l)	Income from changes in fair value of contingent consideration of $2.5 million included in selling, general and administrative expenses and integration and transaction costs of $3.8 million associated with business combinations, consisting of cost of sales of $0.1 million and selling, general and administrative expenses of $3.7 million
(m)	Aggregate charges of $2.9 million for external costs for stockholder derivative litigation costs associated with the U.S. Department of Justice (DOJ) settlement announced in September 2010 and other legal contingency expenses
(n)	Expenses related to the realignment of various business functions of $0.8 million, consisting of selling, general and administrative expenses of $0.1 million and research and development expenses of $0.7 million
(o)	Unrealized gain of $10.6 million on the mark-to-market adjustment to derivative instruments
(p)	Gain on sale of investments of $0.7 million
(q)	Total tax effect for non-GAAP pre-tax adjustments and other income tax adjustments, consisting of the following amounts (in millions):

Tax effect
Non-GAAP pre-tax adjustments of $21.4 million	$(5.4)
Estimated impact of the retroactive U.S. Research and Development tax credit for 2012	(0.1)

$(5.5)

(r)	Earnings from discontinued operations associated with the sale of the obesity intervention business unit

“GAAP” refers to financial information presented in accordance with generally accepted accounting principles in the United States.

This press release includes non-GAAP financial measures, as defined in Regulation G promulgated by the U.S. Securities and Exchange Commission, with respect to the three and six months ended June 30, 2014 and June 30, 2013 and with respect to anticipated results for the third quarter and full year of 2014. Allergan believes that its presentation of non-GAAP financial measures provides useful supplementary information to investors regarding its operational performance because it enhances an investor’s overall understanding of the financial performance and prospects for the future of Allergan’s core business activities by providing a basis for the comparison of results of core business operations between current, past and future periods. The presentation of historical non-GAAP financial measures is not meant to be considered in isolation from or as a substitute for results as reported under GAAP.

In this press release, Allergan reported the non-GAAP financial measures “non-GAAP basic and diluted earnings per share attributable to Allergan, Inc. stockholders” and “non-GAAP earnings attributable to Allergan, Inc.” and its subcomponents “non-GAAP other revenue,” “non-GAAP cost of sales,” “non-GAAP selling, general and administrative expenses,” “non-GAAP research and development expenses,” “non-GAAP amortization of intangible assets,” “non-GAAP restructuring charges,” “non-GAAP operating income,” “non-GAAP interest expense,” “non-GAAP other, net,” “non-GAAP earnings from continuing operations before income taxes,” “non-GAAP provision for income taxes,” “non-GAAP earnings from discontinued operations,” “non-GAAP loss on sale of discontinued operations,” and “non-GAAP net earnings.” Allergan uses non-GAAP earnings to enhance the investor’s overall understanding of the financial performance and prospects for the future of Allergan’s core business activities. Non-GAAP earnings is one of the primary indicators management uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of Allergan’s business from period to period without the effect of the non-core business items indicated. Management uses non-GAAP earnings to prepare operating budgets and forecasts and to measure Allergan’s performance against those budgets and forecasts on a corporate and segment level. Allergan also uses non-GAAP earnings for evaluating management performance for compensation purposes.

Despite the importance of non-GAAP earnings in analyzing Allergan’s underlying business, the budgeting and forecasting process and designing incentive compensation, non-GAAP earnings has no standardized meaning defined by GAAP. Therefore, non-GAAP earnings has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of Allergan’s results as reported under GAAP. Some of these limitations are:

•

it does not reflect cash expenditures, or future requirements, for expenditures relating to restructurings, legal settlements, and certain acquisitions, including severance and facility transition costs associated with acquisitions;

•	it does not reflect asset impairment charges or gains or losses on the disposition of assets associated with restructuring and business exit activities;

•	it does not reflect the tax benefit or tax expense associated with the items indicated;
•	it does not reflect the impact on earnings of charges or income resulting from certain matters Allergan considers not to be indicative of its on-going operations; and
•	other companies in Allergan’s industry may calculate non-GAAP earnings differently than it does, which may limit its usefulness as a comparative measure.

Allergan compensates for these limitations by using non-GAAP earnings only to supplement net earnings on a basis prepared in conformance with GAAP in order to provide a more complete understanding of the factors and trends affecting its business. Allergan strongly encourages investors to consider both net earnings and cash flows determined under GAAP as compared to non-GAAP earnings, and to perform their own analysis, as appropriate.

In this press release, Allergan also reported sales performance using the non-GAAP financial measure of constant currency sales. Constant currency sales represent current period reported sales adjusted for the translation effect of changes in average foreign exchange rates between the current period and the corresponding period in the prior year. Allergan calculates the currency effect by comparing adjusted current period reported amounts, calculated using the monthly average foreign exchange rates for the corresponding period in the prior year, to the actual current period reported amounts. Management refers to growth rates at constant currency so that sales results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of Allergan’s sales. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower, respectively, than growth reported at actual exchange rates.

Reporting sales performance using constant currency sales has the limitation of excluding currency effects from the comparison of sales results over various periods, even though the effect of changing foreign currency exchange rates has an actual effect on Allergan’s operating results. Investors should consider these effects in their overall analysis of Allergan’s operating results.

ALLERGAN, INC.

Condensed Consolidated Statements of Earnings and

Reconciliation of Non-GAAP Adjustments

(Unaudited)

	Six months ended
In millions, except per share amounts		June 30, 2014				June 30, 2013
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
Revenues
Product net sales	$3,446.4	$—		$3,446.4	$3,009.5	$—		$3,009.5
Other revenues	63.9	(9.7	)(a)	54.2	47.8	—		47.8

	3,510.3	(9.7)		3,500.6	3,057.3	—		3,057.3
Operating costs and expenses
Cost of sales (excludes amortization of intangible assets)	426.7	(1.7	)(b)	425.0	399.0	(9.0	)(m)(n)	390.0
Selling, general and administrative	1,377.5	(39.9	)(b)(c)(d)(e)(f)	1,337.6	1,214.7	(22.1	)(n)(o)(p)	1,192.6
Research and development	637.7	(77.8	)(b)(d)(e)(f)	559.9	515.3	(0.7	)(p)	514.6
Amortization of intangible assets	55.8	(53.0	)(g)	2.8	59.7	(52.7	)(g)	7.0
Restructuring charges	22.8	(22.8	)(h)	—	4.3	(4.3	)(h)	—

Operating income	989.8	185.5		1,175.3	864.3	88.8		953.1

Non-operating income (expense)
Interest income	4.2	—		4.2	3.6	—		3.6
Interest expense	(35.4)	(1.8	)(i)	(37.2)	(37.4)	0.2	(i)	(37.2)
Other, net	(22.6)	15.1	(j)	(7.5)	2.5	(8.9	)(q)(r)(s)	(6.4)

	(53.8)	13.3		(40.5)	(31.3)	(8.7)		(40.0)

Earnings from continuing operations before income taxes	936.0	198.8		1,134.8	833.0	80.1		913.1

Provision for income taxes	259.1	56.5	(k)	315.6	206.0	39.1	(t)	245.1

Earnings from continuing operations	676.9	142.3		819.2	627.0	41.0		668.0

Discontinued operations:
Earnings from discontinued operations, net of income tax expense of $3.7 million	—	—		—	7.6	(7.6	)(u)	—
Loss on sale of discontinued operations, net of income tax benefit of $0.3 million and $87.2 million, respectively	(0.6)	0.6	(l)	—	(259.0)	259.0	(v)	—

Discontinued operations	(0.6)	0.6		—	(251.4)	251.4		—

Net earnings	676.3	142.9		819.2	375.6	292.4		668.0

Net earnings attributable to noncontrolling interest	1.8	—		1.8	3.2	—		3.2

Net earnings attributable to Allergan, Inc.	$674.5	$142.9		$817.4	$372.4	$292.4		$664.8

Basic earnings per share attributable to Allergan, Inc. stockholders:
Continuing operations	$2.27			$2.75	$2.10			$2.24
Discontinued operations	—			—	(0.85)			—

Net basic earnings per share attributable to Allergan, Inc. stockholders	$2.27			$2.75	$1.25			$2.24

Diluted earnings per share attributable to Allergan, Inc. stockholders:
Continuing operations	$2.22			$2.69	$2.06			$2.20
Discontinued operations	—			—	(0.83)			—

Net diluted earnings per share attributable to Allergan, Inc. stockholders	$2.22			$2.69	$1.23			$2.20

Weighted average number of common shares outstanding:
Basic	297.7			297.7	296.9			296.9
Diluted	303.7			303.7	302.5			302.5

Selected ratio as a percentage of product net sales

Cost of sales (excludes amortization of intangible assets)	12.4%			12.3%	13.3%			13.0%
Selling, general and administrative	40.0%			38.8%	40.4%			39.6%
Research and development	18.5%			16.2%	17.1%			17.1%

(a)	Sales milestone revenue associated with a license agreement with Senju
(b)	Expenses related to the realignment of various business functions of $9.4 million, consisting of cost of sales of $1.7 million, selling, general and administrative expenses of $5.3 million and research and development expenses of $2.4 million
(c)	Costs of $30.2 million associated with the Allergan Board of Directors’ consideration and rejection of an unsolicited proposal from Valeant to acquire all of the outstanding shares of Allergan, consisting primarily of investment banker fees, legal fees, public relation costs, accounting services and other costs
(d)	Expenses from changes in fair value of contingent consideration of $3.4 million included in selling, general and administrative expenses and integration and transaction costs of $0.4 million included in research and development expenses associated with business combinations
(e)	Upfront licensing fee of $65.0 million included in research and development expenses associated with a license agreement with Medytox, Inc. for technology that has not achieved regulatory approval and related transaction costs of $0.4 million included in selling, general and administrative expenses
(f)	Acquired in-process research and development asset of $10.0 million included in research and development expenses for technology that has not achieved regulatory approval and related transaction costs of $0.6 million included in selling, general and administrative expenses
(g)	Amortization of certain intangible assets related to business combinations, asset acquisitions and product licenses
(h)	Net restructuring charges
(i)	Interest income (expense) associated with changes in estimated taxes related to uncertain tax positions included in prior year filings
(j)	Unrealized loss on the mark-to-market adjustment to derivative instruments
(k)	Total tax effect for non-GAAP pre-tax adjustments and other income tax adjustments, consisting of the following amounts (in millions):

Tax effect
Non-GAAP pre-tax adjustments of $198.8 million	$(42.9)
Change in estimated taxes related to tax positions included in prior year filings	(13.6)

$(56.5)

(l)	Loss on the sale of discontinued operations
(m)	Fair market value inventory adjustment rollout of $8.9 million associated with the acquisition of SkinMedica, Inc.
(n)	Expenses from changes in fair value of contingent consideration of $3.3 million included in selling, general and administrative expenses and integration and transaction costs of $15.2 million associated with business combinations, consisting of cost of sales of $0.1 million and selling, general and administrative expenses of $15.1 million
(o)	Aggregate charges of $3.5 million for external costs for stockholder derivative litigation costs associated with the DOJ settlement announced in September 2010 and other legal contingency expenses
(p)	Expenses related to the realignment of various business functions of $0.9 million, consisting of selling, general and administrative expenses of $0.2 million and research and development expenses of $0.7 million
(q)	Unrealized gain of $11.9 million on the mark-to-market adjustment to derivative instruments
(r)	Gain on sale of investments of $0.7 million
(s)	Impairment of a non-marketable equity investment of $3.7 million
(t)	Total tax effect for non-GAAP pre-tax adjustments and other income tax adjustments, consisting of the following amounts (in millions):

Tax effect
Non-GAAP pre-tax adjustments of $80.1 million	$(21.7)
Estimated impact of the retroactive U.S. Research and Development tax credit for 2012	(17.4)

$(39.1)

(u)	Earnings from discontinued operations associated with the sale of the obesity intervention business unit
(v)	Expected loss on the sale of discontinued operations

ALLERGAN, INC.

Condensed Consolidated Balance Sheets

(Unaudited)

in millions	June 30, 2014	December 31, 2013

Assets

Cash and equivalents	$3,189.9	$3,046.1
Short-term investments	525.6	603.0
Trade receivables, net	1,055.0	883.3
Inventories	299.9	285.3
Other current assets	631.3	493.0
Assets of discontinued operations	1.2	9.0

Total current assets	5,702.9	5,319.7

Property, plant and equipment, net	977.9	923.2
Intangible assets, net	1,609.2	1,650.0
Goodwill	2,340.6	2,339.4
Other noncurrent assets	360.2	342.0

Total assets	$10,990.8	$10,574.3

Liabilities and equity

Notes payable	$60.9	$55.6
Accounts payable	300.0	283.2
Other accrued expenses and income taxes	1,045.5	905.5

Total current liabilities	1,406.4	1,244.3

Long-term debt	2,091.8	2,098.3
Other liabilities	698.3	762.2

Equity:
Allergan, Inc. stockholders’ equity	6,786.0	6,463.2
Noncontrolling interest	8.3	6.3

Total equity	6,794.3	6,469.5

Total liabilities and equity	$10,990.8	$10,574.3

DSO	53	49

DOH	123	127

Cash and equivalents and short-term investments	$3,715.5	$3,649.1
Total notes payable and long-term debt	(2,152.7)	(2,153.9)

Cash and equivalents and short-term investments, net of debt	$1,562.8	$1,495.2

Debt-to-capital percentage	24.1%	25.0%

ALLERGAN, INC.

Reconciliation of Non-GAAP Earnings and Diluted Earnings Per Share from Continuing Operations

(Unaudited)

In millions, except per share amounts	Three months ended
	June 30, 2014		June 30, 2013

Earnings from continuing operations	$418.4		$354.0
Less net earnings attributable to noncontrolling interest	1.2		1.3

Earnings from continuing operations attributable to Allergan, Inc.	417.2		352.7
Non-GAAP pre-tax adjustments:
Sales milestone revenue associated with a license agreement with Senju	(9.7)		–
Expenses related to the realignment of various business functions	2.5		0.8
Costs associated with the Allergan Board of Directors’ consideration and rejection of an unsolicited proposal from Valeant to acquire all of the outstanding shares of Allergan	30.2		–
Expenses from changes in fair value of contingent consideration and integration and transaction costs associated with business combinations	3.6		1.3
Transaction costs associated with a license agreement for technology that has not achieved regulatory approval	0.2		–
Transaction costs associated with an acquired in-process research and development asset for technology that has not achieved regulatory approval	0.1		–
Amortization of intangible assets	26.4		27.6
Net restructuring charge reversal	(1.5)		–
Interest expense associated with changes in estimated taxes related to uncertain tax positions included in prior year filings	0.4		0.1
Unrealized loss (gain) on derivative instruments	10.9		(10.6)
Aggregate charges for external costs for stockholder derivative litigation associated with the DOJ settlement and other legal contingency expenses	–		2.9
Gain on sale of investments	–		(0.7)

	480.3		374.1

Tax effect for above items	(21.2)		(5.4)
Estimated impact of the retroactive U.S. Research and Development tax credit for 2012	–		(0.1)

Non-GAAP earnings from continuing operations	$459.1		$368.6

Weighted average number of shares outstanding	297.6		296.0

Net shares assumed issued using the treasury stock method for options and non-vested equity shares and share units outstanding during each period based on average market price	6.3		5.3

	303.9		301.3

Diluted earnings per share from continuing operations	$1.37		$1.17

Non-GAAP earnings per share adjustments:
Sales milestone revenue associated with a license agreement with Senju	(0.02)		–
Expenses related to the realignment of various business functions	0.01		–
Costs associated with the Allergan Board of Directors’ consideration and rejection of an unsolicited proposal from Valeant to acquire all of the outstanding shares of Allergan	0.07		–
Expenses from changes in fair value of contingent consideration and integration and transaction costs associated with business combinations	0.01		–
Amortization of intangible assets	0.06		0.06
Net restructuring charge reversal	(0.01)		–
Unrealized loss (gain) on derivative instruments	0.02		(0.02)
Aggregate charges for external costs for stockholder derivative litigation associated with the DOJ settlement and other legal contingency expenses	–		0.01

Non-GAAP diluted earnings per share from continuing operations	$1.51		$1.22

Year over year change		23.8%

ALLERGAN, INC.

Reconciliation of Non-GAAP Earnings and Diluted Earnings Per Share from Continuing Operations

(Unaudited)

	Six months ended
In millions, except per share amounts	June 30, 2014	June 30, 2013

Earnings from continuing operations	$676.9	$627.0
Less net earnings attributable to noncontrolling interest	1.8	3.2

Earnings from continuing operations attributable to Allergan, Inc.	675.1	623.8
Non-GAAP pre-tax adjustments:
Sales milestone revenue associated with a license agreement with Senju	(9.7)	–
Expenses related to the realignment of various business functions	9.4	0.9
Costs associated with the Allergan Board of Directors’ consideration and rejection of an unsolicited proposal from Valeant to acquire all of the outstanding shares of Allergan	30.2	–
Expenses from changes in fair value of contingent consideration and integration and transaction costs associated with business combinations	3.8	18.5
Research and development expenses related to an upfront licensing fee associated with a license agreement for technology that has not achieved regulatory approval and related transaction costs	65.4	–
Acquired in-process research and development asset included in research and development expenses for technology that has not achieved regulatory approval and related transaction costs	10.6	–
Amortization of intangible assets	53.0	52.7
Net restructuring charges	22.8	4.3
Interest (income) expense associated with changes in estimated taxes related to uncertain tax positions included in prior year filings	(1.8)	0.2
Unrealized loss (gain) on derivative instruments	15.1	(11.9)
Fair market value inventory adjustment rollout associated with the acquisition of SkinMedica, Inc.	–	8.9
Aggregate charges for external costs for stockholder derivative litigation associated with the DOJ settlement and other legal contingency expenses	–	3.5
Gain on sale of investments	–	(0.7)
Impairment of a non-marketable equity investment	–	3.7

	873.9	703.9
Tax effect for above items	(42.9)	(21.7)
Change in estimated taxes related to tax positions included in prior year filings	(13.6)	–
Estimated impact of the retroactive U.S. Research and Development tax credit for 2012	–	(17.4)

Non-GAAP earnings from continuing operations	$817.4	$664.8

Weighted average number of shares outstanding	297.7	296.9

Net shares assumed issued using the treasury stock method for options and non-vested equity shares and share units outstanding during each period based on average market price	6.0	5.6

	303.7	302.5

Diluted earnings per share from continuing operations	$2.22		$2.06

Non-GAAP earnings per share adjustments:
Sales milestone revenue associated with a license agreement with Senju	(0.02)		–
Expenses related to the realignment of various business functions	0.02		–
Costs associated with the Allergan Board of Directors’ consideration and rejection of an unsolicited proposal from Valeant to acquire all of the outstanding shares of Allergan	0.07		–
Expenses from changes in fair value of contingent consideration and integration and transaction costs associated with business combinations	0.01		0.05
Research and development expenses related to an upfront licensing fee associated with a license agreement for technology that has not achieved regulatory approval and related transaction costs	0.21		–
Acquired in-process research and development asset included in research and development expenses for technology that has not achieved regulatory approval and related transaction costs	0.02		–
Amortization of intangible assets	0.12		0.12
Net restructuring charges	0.05		0.01
Unrealized loss (gain) on derivative instruments	0.03		(0.02)
Change in estimated taxes related to tax positions included in prior year filings	(0.04)		–
Fair market value inventory adjustment rollout associated with the acquisition of SkinMedica, Inc.	–		0.02
Aggregate charges for external costs for stockholder derivative litigation associated with the DOJ settlement and other legal contingency expenses	–		0.01
Impairment of a non-marketable equity investment	–		0.01
Estimated impact of the retroactive U.S. Research and Development tax credit for 2012	–		(0.06)

Non-GAAP diluted earnings per share from continuing operations	$2.69		$2.20

Year over year change		22.3%

ALLERGAN, INC.

Supplemental Non-GAAP Information

(Unaudited)

	Three months ended
	June 30,	June 30,	$ change in net sales			Percent change in net sales
	2014	2013	Total	Performance	Currency	Total	Performance	Currency
in millions
Eye Care Pharmaceuticals	$827.0	$722.4	$104.6	$107.2	$(2.6)	14.5%	14.8%	(0.3)%
Botox/Neuromodulators	579.4	513.0	66.4	70.3	(3.9)	12.9%	13.7%	(0.8)%
Skin Care and Other	119.7	112.3	7.4	7.6	(0.2)	6.6%	6.8%	(0.2)%

Total Specialty Pharmaceuticals	1,526.1	1,347.7	178.4	185.1	(6.7)	13.2%	13.7%	(0.5)%

Breast Aesthetics	110.2	106.8	3.4	3.1	0.3	3.2%	2.9%	0.3%
Facial Aesthetics	178.3	122.5	55.8	56.7	(0.9)	45.6%	46.3%	(0.7)%

Core Medical Devices	288.5	229.3	59.2	59.8	(0.6)	25.8%	26.1%	(0.3)%
Other (a)	12.7	—	12.7	12.7	—	N/A	N/A	N/A

Total Medical Devices	301.2	229.3	71.9	72.5	(0.6)	31.4%	31.6%	(0.2)%

Product net sales	$1,827.3	$1,577.0	$250.3	$257.6	$(7.3)	15.9%	16.3%	(0.4)%

Domestic	61.9%	61.1%
International	38.1%	38.9%
Selected Product Net Sales (b):
Alphagan P, Alphagan, and Combigan	$125.4	$120.1	$5.3	$6.4	$(1.1)	4.5%	5.3%	(0.8)%
Lumigan Franchise	174.7	158.0	16.7	14.6	2.1	10.5%	9.3%	1.2%
Total Glaucoma Products	302.5	280.4	22.1	21.1	1.0	7.9%	7.5%	0.4%
Restasis	269.3	216.4	52.9	54.5	(1.6)	24.4%	25.2%	(0.8)%
Latisse	25.1	27.6	(2.5)	(2.4)	(0.1)	(9.4)%	(8.7)%	(0.7)%
Total Specialty Pharmaceuticals and Core Medical Devices	1,814.6	1,577.0	237.6	244.9	(7.3)	15.1%	15.5%	(0.4)%

	Six months ended
	June 30,	June 30,	$ change in net sales			Percent change in net sales
	2014	2013	Total	Performance	Currency	Total	Performance	Currency
in millions
Eye Care Pharmaceuticals	$1,557.4	$1,391.0	$166.4	$180.3	$(13.9)	12.0%	13.0%	(1.0)%
Botox/Neuromodulators	1,081.2	970.9	110.3	123.0	(12.7)	11.4%	12.7%	(1.3)%
Skin Care and Other	246.8	217.6	29.2	29.7	(0.5)	13.4%	13.6%	(0.2)%

Total Specialty Pharmaceuticals	2,885.4	2,579.5	305.9	333.0	(27.1)	11.9%	12.9%	(1.0)%

Breast Aesthetics	209.7	196.4	13.3	14.1	(0.8)	6.8%	7.2%	(0.4)%
Facial Aesthetics	326.2	233.6	92.6	96.3	(3.7)	39.6%	41.2%	(1.6)%

Core Medical Devices	535.9	430.0	105.9	110.4	(4.5)	24.6%	25.7%	(1.1)%
Other (a)	25.1	—	25.1	25.1	—	N/A	N/A	N/A

Total Medical Devices	561.0	430.0	131.0	135.5	(4.5)	30.5%	31.5%	(1.0)%

Product net sales	$3,446.4	$3,009.5	$436.9	$468.5	$(31.6)	14.5%	15.6%	(1.1)%

Domestic	62.1%	61.0%
International	37.9%	39.0%
Selected Product Net Sales (b):
Alphagan P, Alphagan, and Combigan	$246.7	$236.8	$9.9	$13.4	$(3.5)	4.2%	5.6%	(1.4)%
Lumigan Franchise	319.7	299.2	20.5	18.3	2.2	6.8%	6.1%	0.7%
Total Glaucoma Products	571.0	540.8	30.2	31.6	(1.4)	5.6%	5.8%	(0.2)%
Restasis	501.0	423.1	77.9	81.8	(3.9)	18.4%	19.3%	(0.9)%
Latisse	48.8	52.2	(3.4)	(3.0)	(0.4)	(6.6)%	(5.8)%	(0.8)%
Total Specialty Pharmaceuticals and Core Medical Devices	3,421.3	3,009.5	411.8	443.4	(31.6)	13.7%	14.7%	(1.0)%

(a)	Other medical devices product net sales consist of sales made pursuant to transition services agreements with Apollo Endosurgery, Inc. related to the sale of the obesity intervention business unit.

(b)	Percentage change in selected product net sales is calculated on amounts reported to the nearest whole dollar. Total glaucoma products include the Alphagan and Lumigan franchises.

ALLERGAN, INC.

Reconciliation of GAAP Diluted Earnings Per Share Expectations

To Non-GAAP Diluted Earnings Per Share Expectations

(Unaudited)

	Third Quarter 2014
	Low	High

GAAP diluted earnings per share attributable to Allergan, Inc. stockholders from continuing operations expectations (a)	$1.38	$1.41
Amortization of intangible assets	0.06	0.06

Non-GAAP diluted earnings per share from continuing operations expectations	$1.44	$1.47

	Full Year 2014
	Low	High

GAAP diluted earnings per share attributable to Allergan, Inc. stockholders from continuing operations expectations (a)	$5.16	$5.22
Sales milestone revenue associated with a license agreement with Senju	(0.02)	(0.02)
Expenses related to the realignment of various business functions	0.02	0.02
Costs associated with the Allergan Board of Directors’ consideration and rejection of an unsolicited proposal from Valeant to acquire all of the outstanding shares of Allergan	0.07	0.07
Expenses from changes in fair value of contingent consideration and integration and transaction costs associated with business combinations	0.01	0.01
Research and development expenses related to an upfront licensing fee associated with a license agreement for technology that has not achieved regulatory approval and related transaction costs	0.21	0.21
Acquired in-process research and development asset included in research and development expenses for technology that has not achieved regulatory approval and related transaction costs	0.02	0.02
Amortization of intangible assets	0.23	0.23
Net restructuring charges	0.05	0.05
Unrealized loss on derivative instruments	0.03	0.03
Change in estimated taxes related to tax positions included in prior year filings	(0.04)	(0.04)

Non-GAAP diluted earnings per share from continuing operations expectations	$5.74	$5.80

(a)	GAAP diluted earnings per share from continuing operations expectations exclude any potential impact of future unrealized gains or losses on derivative instruments, changes in contingent consideration, integration and transaction costs associated with business combinations, expenses related to the realignment of various business functions, costs associated with the Allergan Board’s consideration and rejection of an unsolicited proposal from Valeant to acquire all of the outstanding shares of Allergan and restructuring charges that may occur but that are not currently known or determinable.